SCHEDULE A

NORTHERN LIGHTS FUND TRUST IV

Date Last Amended: October 19, 2017

The following series of Northern Lights Fund Trust IV are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*

FormulaFolios Hedged Growth ETF	0.25%
FormulaFolios Smart Growth ETF	0.25%
FormulaFolios Tactical Growth ETF	0.25%
FormulaFolios Tactical Income ETF	0.25%
Inspire 100 ETF	0.25%
Inspire Corporate Bond Impact ETF	0.25%
Inspire Global Hope ETF	0.25%
Inspire Small/Mid Cap Impact ETF	0.25%
Main Sector Rotation ETF	0.25%
QuantX Dynamic Beta US Equity ETF	0.25%
QuantX Risk Managed Growth ETF	0.25%
QuantX Risk Managed Multi-Asset Income ETF	0.25%
QuantX Risk Managed Multi-Asset Total Return ETF	0.25%
QuantX Risk Managed Real Return ETF	0.25%
Sage ESG Intermediate Credit ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Creation Units.  Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved or ratified by the Trustees.

Acknowledged and Approved by:

Northern Lights Fund Trust IV: By: /s/ Wendy Wang____________ Wendy Wang President	Northern Lights Distributors, LLC: By: /s/ William S. Wostoupal ______ William S. Wostoupal President